Filed by Weyerhaeuser Company
pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Weyerhaeuser Company
Commission File No.: 001-04825

Happy Holidays to All…

It has been an eventful year in every respect. At year end, as I reflect on our work to date, I couldn’t be more proud of what we have accomplished. Many of our accomplishments have come in the face of a strategic review which, in my humble opinion, has developed into a fantastic outcome for Weyerhaeuser AND WRECO; and all done safely.

Every one of you played an important role in our success this year and I know it took time away from your families to accomplish. Thank you for your continuing commitment to the WRECO family. I think we all believe that under any circumstance it’s a great collection of companies, brands and people, and your appreciation for the power of that legacy has allowed us to do great things this year.

As promised, I want to update you on our progress regarding the transition from WRECO to TRI Pointe. While we have a signed agreement, there is still much work to do in closing a transaction of this size. It was only 45 days ago that we announced the transaction, but the wheels have begun to turn as to the transition planning. During this process, we continue to be limited in what we can communicate. I would remind everyone that communication directly with TRI Pointe is not permitted and we must continue to observe our business ethics discipline, in effect treating them like a competitor until the transaction is closed. Our work at WRECO has been focused on planning for the mechanics of an operational transition to insure the backbone systems of IT, HR, Accounting, Treasury and Legal (to name a few) are in place for a successful transition. The goal is to “unplug” from the Weyerhaeuser infrastructure and be fully operational under TRI Pointe on day one. While there are no firm dates for closing at this time, the teams are working toward closing in the second quarter.

One of the most gratifying elements of this transaction is TRI Pointe’s acknowledgement of the power of our brands and independent company approach. As such, the transition planning work has been focused primarily at the WRECO level as we organize for the “unplugging” of major systems from Weyerhaeuser to insure we are fully functional on day one. Yes, over time, there will be adjustments in basic processes as we integrate with TRI Pointe after closing. But the value set is clear and I like where we are heading – the “business as usual” mantra still rings true.

I know each of you have questions about how this transition will affect you personally and we are working on answers to those questions. Later today, we will post a set of questions and answers on the WRECO SharePoint site under the TRI Pointe Transition tab available at the following hyperlink:

http://wss.weyer.com/sites/wreco/TriPointeTransition/Forms/AllItems.aspx.

My aim is to keep it updated with answers to the most frequently asked questions as answers become available. If you have particular questions that are unique to your personal situation, your best course of action is to discuss them with your local HR representative. They will do their best to get you answers in a timely way, subject to information availability.

Here are some facts I know for sure…

•
While the Weyerhaeuser vested benefits you have earned will remain yours, we will no longer participate in a pension program. However, our total benefits package will be substantially comparable. According to the transaction agreement, for a period of at least a year, TRI Pointe will provide the employees of WRECO and its subsidiaries with salary and bonus opportunities that are no less favorable than those provided by WRECO and substantially comparable benefits to those provided by WRECO. The FAQs mentioned above will address more specific questions concerning benefits and other compensation related matters.

•	We will maintain the structure of the bonus programs for 2014 and adjust our key measures, as we do every year, for our 2014 expectations.

•	TRI Pointe has advised us that its current plan is to continue the Maracay, Pardee, Quadrant, Trendmaker and Winchester brands and operations.

•	We are still in the business of buying new land to support our growth goals.

•	The TRI Pointe Homes headquarters are in Irvine, California, and the WRECO team is clear that not everyone can, or will, be asked to relocate to TRI Pointe headquarters.

Safely selling, building and closing homes must remain our focus through the balance of 2013 and beyond. WRECO does it better than anyone and I have every confidence we will meet our goals. Thank you again for the unbelievable efforts during 2013 in the face of a challenging environment. I hope each of you have a wonderful holiday season with family and friends.

Forward-Looking Statements
This communication contains statements concerning Weyerhaeuser Company (“Weyerhaeuser”) and TRI Pointe Homes, Inc. (“TRI Pointe”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on various assumptions and the current expectations of the management of Weyerhaeuser and TRI Pointe, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Weyerhaeuser or TRI Pointe. Forward-looking statements included herein are made as of the date hereof, and Weyerhaeuser and TRI Pointe undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.

Some forward-looking statements discuss Weyerhaeuser’s and TRI Pointe’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this press release include statements regarding the expected effects on Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) and TRI Pointe of the proposed distribution of WRECO to Weyerhaeuser’s shareholders and merger of WRECO with a subsidiary of TRI Pointe (the “Transaction”), the anticipated timing and benefits of the Transaction and whether the Transaction will be tax-free for Weyerhaeuser and its shareholders for U.S. federal income tax purposes. Forward-looking statements also include all other statements in this press release that are not historical facts.

These statements are based on the current expectations of the management of Weyerhaeuser and TRI Pointe (as the case may be) and are subject to uncertainty and to changes in circumstances. Major risks, uncertainties and assumptions include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Weyerhaeuser’s and TRI Pointe’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; TRI Pointe’s ability to integrate WRECO successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Weyerhaeuser’s or TRI Pointe’s businesses; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and the strength of the U.S. dollar; and other factors described under “Risk Factors” in each of Weyerhaeuser’s and TRI Pointe’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional Information and Where to Find It
In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. (“TRI Pointe”) and Weyerhaeuser Company (“Weyerhaeuser”), pursuant to which the homebuilding subsidiary of Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) (with certain exclusions), will be combined with TRI Pointe, TRI Pointe will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus. TRI Pointe will also file a proxy statement which will be sent to the TRI Pointe shareholders in connection with their vote required in connection with the transaction. In addition, WRECO expects to file a registration statement in connection with its separation from Weyerhaeuser. Investors and security holders are urged to read the proxy statement and registration statement/prospectus and any other relevant documents when they become available, because they will contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction. The proxy statement and registration statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (800) 561-4405, or from TRI Pointe upon written request to TRI Pointe Homes, Inc., 19520 Jamboree Road, Irvine, California 92612, Attention: Investor Relations, or by calling (949) 478-8696.

Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of TRI Pointe Homes, Inc. (“TRI Pointe”) or Weyerhaeuser Company (“Weyerhaeuser”). However, Weyerhaeuser, TRI Pointe and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction. Information about the Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission (“SEC”) on February 19, 2013 and the definitive proxy statement relating to its 2013 Annual Meeting of Shareholders filed with the SEC on February 26, 2013. Information about the TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 28, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, will be included in the registration statement/prospectus, proxy statement and other relevant materials to be filed with the SEC when they become available.

Employment Considerations
Nothing contained herein is to be construed as an offer or promise of continued employment, employment for a specified term, or as an employment agreement.  The parties to this transaction reserve the right to amend their compensation and benefit programs at any time.